Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

November 14, 2008

VIA EDGAR

Karen J. Garnett

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Nine, Inc.

Post Effective Amendment No. 1 to Form S-11

Filed October 23, 2008

File No. 333-147414

Dear Ms. Garnett:

We are responding on behalf of our client, Apple REIT Nine, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, Chief Executive Officer, dated November 7, 2008. We thank you and other members of the staff for the prompt and helpful processing of the Company’s filing, and for receiving and reviewing this response letter.

This letter repeats the comments from your letter of November 7, 2008, together with responses on behalf of the Company. The Company intends to file Prospectus Supplement No. 7 within the next seven (7) days pursuant to SEC Rule 424(b)(3). Thus, due to the nature of the comments, the Company proposes to address the comments in subsequent prospectus supplements (including Prospectus Supplement No. 7) and post effective amendments.

General

1.	Please revise the registration statement cover page to indicate that you are a smaller reporting company.

Thank you for the comment. We will revise the cover page to reflect that the Company is a smaller reporting company, if applicable, in all future post effective amendments.

November 14, 2008

Supplement No. 6 Dated October 23, 2008

Status of the Offering, page S-3

2.	Please revise to disclose the amount of shares registered but remain unsold and the anticipated termination date of this offering.

The requested additional disclosure will be added to all future prospectus supplements and post effective amendments.

3.	Considering your limited history of making distribution payments, it is not appropriate to disclose an “annualized dividend rate.” Please revise to remove the reference to annualized rates here and throughout this document.

Thank you for the comment. The Company’s Board of Directors established an annualized dividend rate policy on May 14, 2008. The annualized dividend rate established by the Board of Directors is $0.88 per common share. A copy of the resolution unanimously approved by the Board of Directors is attached hereto as Exhibit A. The annualized dividend rate of $0.88 per common share will remain in effect until the Board of Directors establishes a new annualized dividend rate. The Company believes it is in the best interests of the shareholders and potential investors to disclose the annualized dividend rate policy in each prospectus supplement and post effective amendment. In light of Comment 3, we propose to revise the relevant disclosure as follows, in Prospectus Supplement No. 7 and in other future prospectus supplements and post effective amendment filings (the changes to the relevant language are indicated by underlining):

“Our distributions since initial capitalization through June 30, 2008 (before we completed the purchase of any hotels) totaled $893,000 and were paid at a monthly rate of $0.073334 per common share beginning in June 2008. For the same period our cash generated from operations was $304,000. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we have had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from the offering of units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. In May, 2008, our Board of Directors established a policy for an annualized dividend rate of $0.88 per common share, payable in monthly distributions. We intend to continue paying dividends on a monthly basis, consistent with the annualized dividend rate established by our Board of Directors. Our Board of Directors, upon the recommendation of the Audit Committee, may amend or establish a new annualized dividend rate. Since a portion of distributions has to date been funded with proceeds from the offering of units, our ability to maintain our current intended rate of distribution will be based on our ability to fully invest our offering proceeds and thereby increase our cash generated from operations.

November 14, 2008

Since there can be no assurance of our ability to acquire properties that provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties. See “Risk Factors—We may be unable to make distributions to our shareholders,” on page 28 of the prospectus.”

Financial and Operating Information For Our Properties, page S-9

4.	In Table 1, please revise to include the purchase date of each property.

Table 1 will be revised to include a purchase date for each property in all future prospectus supplements and post effective amendments.

As indicated in your letter dated November 7, 2008, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

The Company would like to have its post effective amendment no. 1 to its Form S-11 declared effective as soon as possible. Thus, the Company would appreciate the staff informing it of what is required to accomplish this, in addition to the representations and undertakings set forth in this letter. In particular, the Company would like to know whether a written acceleration request is required, in light of the fact that, historically, the staff has not required written acceleration requests with post effective amendments.

Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

MBR/smk

cc:	Duc Dang (SEC)

Glade M. Knight
David S. McKenney
David P. Buckley
Bryan F. Peery

Exhibit A

Board Resolution

DIVIDEND POLICY

RESOLVED, that this Board of Directors hereby confirms as the Company’s current dividend policy the distribution to the holders of its Units of an amount equal to $0.88 per Unit per year, payable in monthly distributions; such dividend policy to remain in effect until the Board, upon the recommendation of the Audit Committee, shall establish a new dividend policy.